Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Earnings	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2011	2010	2010	2009	2008	2007	2006
Pre-tax income from continuing operations before adjustment for income or loss from equity investee	$2,191	$3,361	$3,296	$5,780	$12,301	$1,101	$5,502	$8,845	$6,207
Plus: Fixed charges	4,352	89	4,478	211	485	418	420	375	251
Less: Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	(312)	—	(469)	(936)	(701)	—	—	—

Total Earnings	$6,543	$3,762	$7,774	$6,460	$13,722	$2,220	$5,922	$9,220	$6,458

Fixed Charges
Interest Expensed	$1,311	$15	$1,318	$30	$52	$46	$16	$16	$13
Plus: Estimate of the interest within rental expense*	118	74	237	181	433	372	404	359	238
Plus: Preference security dividend requirement	2,923	—	2,923	—	—	—	—	—	—

Total Fixed Charges	$4,352	$89	$4,478	$211	$485	$418	$420	$375	$251

Ratio of Earnings to Fixed Charges	1.50	42.27	1.74	30.62	28.27	5.31	14.09	24.61	25.70

*	The interest component of rent expense is assumed to be 33% for purposes of the above calculation.